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SEC FILE NUMBER	000-29225

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Dobson Communications Corporation

Full Name of Registrant

Former Name if Applicable

14201 Wireless Way

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 4, 2005, Dobson Communications Corporation (the “Company”) announced that it had signed a new, multi-year roaming agreement with Cingular, its primary wireless roaming partner. The agreement, which would replace the Company’s existing roaming agreements with Cingular and the former AT&T Wireless entity, requires approval by the boards of directors of the Company and Cingular to become effective and be binding on the parties.
If the agreement is so approved and becomes effective, the new agreement with Cingular will provide a new roaming rate structure that will affect the Company’s roaming revenue and roaming expense beginning April 9, 2005. Consequently, the new agreement, if approved, would affect the Company’s results of operations to be reported in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2005. For the above reasons, the Company is unable to timely file its quarterly report on Form 10-Q for the quarter ended June 30, 2005, without unreasonable effort or expense.
The Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2005 will be filed no later than August 15, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bruce R. Knooihuizen	(405)	529-8500

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the Company fully considers the impact of the rate structure for the new agreement referenced in Part III above, the Company is unable to determine whether there will be any significant change in the results of operations for the quarter ended June 30, 2005 from the quarter ended June 30, 2004.

Dobson Communications Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ Ronald L. Ripley

Ronald L. Ripley Senior Vice President and General Counsel